UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1 )1

SED International Holdings, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

784109209
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,184*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 201,184*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,184*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

*  Includes 31,488 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON North & Webster Value Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 165,497
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 165,497
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,497
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Samuel A. Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,184*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 201,184*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,184*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON IN

*  Includes 31,488 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Paul D. Sonkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 281,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 281,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,250
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 26,250
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Hummingbird Microcap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Tarsier Nanocap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 251,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 251,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,910
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 55,910
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Deep Woods Partners QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 151,423
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 151,423
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784109209

1	NAME OF REPORTING PERSON Todd Rosner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 207,333
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 207,333
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784109209

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

North & Webster, LLC (“North & Webster”), North & Webster Value Opportunities Fund, LP (“NW Fund”), Samuel A. Kidston (“Mr. Kidston”), Deep Woods Partners LP (“Deep Woods”), Deep Woods Partners QP, LP (“Deep Woods QP”), and Todd Rosner (“Mr. Rosner”) are hereby added as Reporting Persons to the Schedule 13D.

North & Webster is a Delaware limited liability company.  The principal business of North & Webster is engaging in investment advisory services for third parties and proprietary accounts, as well as serving as the General Partner of NW Fund.  The principal business address of North & Webster is 1430 Massachusetts Ave., Cambridge, MA 02138.

NW Fund is a Delaware limited partnership.  The principal business of NW Fund is serving as a private investment fund.  The principal business address of NW Fund is 1430 Massachusetts Ave., Cambridge, Massachusetts 02138.

Mr. Kidston is a citizen of the United States of America.  Mr. Kidston’s principal occupation is serving as Managing Member of North & Webster.  The principal business address of Mr. Kidston is 1430 Massachusetts Ave., Cambridge, Massachusetts 02138.

Deep Woods is a Delaware limited partnership.  The principal business of Deep Woods is serving as a private investment fund.  The principal business address of Deep Woods is One International Place, Suite 2401, Boston, Massachusetts 02110.

Deep Woods QP is a Delaware limited partnership.  The principal business of Deep Woods QP is serving as a private investment fund.  The principal business address of Deep Woods QP is One International Place, Suite 2401, Boston, Massachusetts 02110.

Mr. Rosner is a citizen of the United States of America.  Mr. Rosner’s principal occupation is serving as Managing Partner of Deep Woods and Deep Woods QP.  The principal business address of Mr. Rosner is One International Place, Suite 2400, Boston, Massachusetts 02110.

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 784109209

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 26,250 Shares owned by HVF is approximately $25,447.  The aggregate purchase price of the 3,750 Shares owned by Microcap is approximately $3,802.  The aggregate purchase price of the 251,200 Shares owned by Tarsier is approximately $256,001.  The Shares owned by HVF, Microcap and Tarsier were acquired with working capital.

The aggregate purchase price of the 201,184 Shares beneficially owned by North & Webster is approximately $222,819.  The aggregate purchase price of the 165,497 Shares owned by NW Fund is approximately $178,454.  The Shares beneficially owned by North & Webster and NW Fund were acquired with working capital.

The aggregate purchase price of the 55,910 Shares owned by Deep Woods is approximately $70,626.  The aggregate purchase price of the 151,423 Shares owned by Deep Woods QP is approximately $217,266.  The Shares owned by Deep Woods and Deep Woods QP were acquired with working capital.

Item 4 is hereby amended and restated to read as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 14, 2008, the NW Fund delivered a letter (the “March 14 Letter”) to the members of the Issuer’s board of directors (the “Board”) highlighting significant concerns with the Issuer’s current business strategy, the composition and operation of its Board and its poorly performing stock price.  NW Fund urged the Board to immediately appoint two independent representatives committed to taking actions that are in the best interests of all shareholders.  A copy of the March 14 Letter is attached hereto as Exhibit 99.2 and incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and have engaged and intend to continue to engage in discussions and other communications with management and the Board of Directors of the Issuer, as well as shareholders and other interested parties, concerning the Issuer’s overall business (including the Issuer’s various business segments), potential changes to the Issuer’s business operations, the Issuer’s financial results and ways to improve its performance and the future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 784109209

Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,608,856 Shares outstanding, as of February 1, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 13, 2008.

As of the date hereof, HVF owns 26,250 Shares, constituting less than one percent of the Shares outstanding, Microcap owns 3,750 Shares, constituting less than one percent of the Shares outstanding, and Tarsier owns 251,200 Shares, constituting approximately 5.5% of the Shares outstanding.  As the investment manager of HVF, Microcap and Tarsier, Hummingbird may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.1% of the Shares outstanding.  As the managing member of Hummingbird, Mr. Sonkin may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.1% of the Shares outstanding.  Hummingbird has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  Hummingbird and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

HC, as the general partner of each of HVF, Microcap and Tarsier, may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.1% of the Shares outstanding.  As the managing member of HC, Mr. Sonkin may be deemed to beneficially own the 26,250 Shares, 3,750 Shares and 251,200 Shares owned by HVF, Microcap and Tarsier respectively, constituting approximately 6.1% of the Shares outstanding.  HC has sole voting and dispositive power with respect to the Shares owned by HVF, Microcap and Tarsier.  HC and Mr. Sonkin disclaim beneficial ownership of such Shares, except to the extent of its pecuniary interest therein.

As of the date hereof, NW Fund owns 165,497 Shares, constituting approximately 3.6% of the Shares outstanding.  As the general partner of NW Fund, North & Webster may be deemed to beneficially own the 165,497 Shares owned by NW Fund, in addition to 31,488 Shares held in managed accounts over which it has voting and dispositive power (the “Managed Accounts”) and 4,199 Shares it owns directly, constituting 4.4% of the Shares outstanding.  As the managing member of North & Webster, Mr. Kidston may be deemed to beneficially own the 201,184 Shares beneficially owned by North & Webster, constituting approximately 4.4% of the Shares outstanding.  Mr. Kidston has sole voting and dispositive power with respect to the Shares beneficially owned by North & Webster.  North & Webster disclaims beneficial ownership of the Shares held in the Managed Accounts and NW Fund, except to the extent of its pecuniary interest therein.  Mr. Kidston disclaims beneficial ownership of the Shares beneficially owned by North & Webster, except to the extent of his pecuniary interest therein.

CUSIP NO. 784109209

As of the date hereof, Deep Woods owns 55,910 Shares, constituting approximately 1.2% of the Shares outstanding.  As the managing partner of Deep Woods, Mr. Rosner may be deemed to beneficially own the 55,910 Shares owned by Deep Woods, constituting approximately 1.2% of the Shares outstanding.  Mr. Rosner has sole voting and dispositive power with respect to the Shares owned by Deep Woods.   Mr. Rosner disclaims beneficial ownership of the Shares owned by Deep Woods, except to the extent of his pecuniary interest therein.

As of the date hereof, Deep Woods QP owns 151,423 Shares, constituting approximately 3.3% of the Shares outstanding.  As the managing partner of Deep Woods QP, Mr. Rosner may be deemed to beneficially own the 151,423 Shares owned by Deep Woods QP, constituting approximately 3.3% of the Shares outstanding.  Mr. Rosner has sole voting and dispositive power with respect to the Shares owned by Deep Woods QP.   Mr. Rosner disclaims beneficial ownership of the Shares owned by Deep Woods QP, except to the extent of his pecuniary interest therein.

Item 5(c) is hereby amended to add the following:

(c)            Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the last 60 days.  All of such transactions were effected in the open market.

Item 6 is hereby amended and restated to read as follows:

On March 13, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among Hummingbird Management, LLC, Hummingbird Value Fund, L.P., Hummingbird Microcap Value Fund, L.P., Tarsier Nanocap Value Fund, L.P., Hummingbird Capital, LLC, Paul D. Sonkin, North & Webster, LLC, North & Webster Value Opportunities Fund, LP, Samuel A. Kidston, Deep Woods Partners LP, Deep Woods Partners QP, LP, and Todd Rosner, dated March 13, 2008.

Exhibit 99.2	The March 14 Letter

CUSIP NO. 784109209

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 14, 2008

HUMMINGBIRD VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MICROCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

TARSIER NANOCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
	Name:	Paul D. Sonkin
	Title:	Managing Member

/s/ Paul D. Sonkin
Paul D. Sonkin

CUSIP NO. 784109209

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kiston
	Name:	Samuel A. Kiston
	Title:	Managing Member

NORTH & WEBSTER, LLC

By:	/s/ Samuel A. Kiston
	Name:	Samuel A. Kiston
	Title:	Managing Member

/s/ Samuel A. Kiston
Samuel A. Kidston

DEEP WOODS PARTNERS LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

DEEP WOODS PARTNERS QP, LP

By:	/s/ Todd Rosner
	Name:	Todd Rosner
	Title:	Managing Partner

/s/ Todd Rosner
Todd Rosner

CUSIP NO. 784109209

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($U.S.)	Date of Purchase/(Sale)

HUMMINGBIRD MANAGEMENT, LLC
None

PAUL D. SONKIN
None

HUMMINGBIRD CAPITAL, LLC
None

HUMMINGBIRD VALUE FUND, L.P.
None

HUMMINGBIRD MICROCAP VALUE FUND, L.P.
None

TARSIER NANOCAP VALUE FUND, L.P.

1,000	1.5650	02/07/2008

NORTH & WEBSTER, LLC

1,000	1.5500	02/11/2008
(100)	1.4600	02/22/2008
1,000	1.6100	02/28/2008

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

2,000	1.1380	01/14/2008
1,000	1.5500	02/11/2008

SAMUEL A. KIDSTON
None

CUSIP NO. 784109209

DEEP WOODS PARTNERS, LP

825	1.4500	01/09/2008
551	1.3284	01/14/2008
2,000	1.6000	03/03/2008

DEEP WOODS PARTNERS QP, LP

2,175	1.4500	01/09/2008
1,349	1.3284	01/14/2008
1,400	1.3900	01/16/2008
505	1.4493	01/30/2008
10,000	1.5200	02/13/2008

TODD ROSNER
None